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                                                                 EXHIBIT 99.1(c)

CERTAIN TRANSACTIONS

  The Audit Committee of the Board of Directors is responsible for evaluating the appropriateness of all related-party transactions.

  COMPANY OPTION ON TRG PROPERTIES. TRG and Joan W. Stein, Martin E. Stein, Jr. and Richard W. Stein (who are Directors of the Company, and together with Robert
L. Stein, the "Steins") have retained interests in properties that were determined not to be appropriate for ownership by the Company initially because their transfer is restricted or because they lack cash flow or are of a type presently inconsistent with the Company's investment objectives. Upon consummation of the Company's initial public offering in 1993, TRG granted options to the Company for all of the properties (the "Option Properties") that TRG has the right to option and that are likely to become suitable for Company investment, e.g., land that can be developed into shopping centers. At January 1, 1998, all options on the Option Properties expired except for a 19-story downtown office building in Fort Lauderdale, Florida ("BBP"), as to which the Company has been granted a right of first refusal. The expired Option Properties consisted of land in Florida that did not meet the Company's investment objectives.

  MANAGEMENT SERVICES FOR TRG AND ITS AFFILIATES. The Company, through its affiliate Regency Realty Group, Inc. (the "Management Company"), provides management and leasing services for BBP, and also will receive brokerage fees for arranging the sale of any of the Option Properties, and development fees for providing development services for the Option Properties that consist of land held for sale. These arrangements are intended to give the Company the economic benefit from the management, leasing, brokerage and development activities with respect to such properties. All of such services are provided on terms and conditions no less favorable to the Management Company than the terms and conditions on which the Management Company provides similar services to third parties. The Audit Committee of the Board of Directors is required to review annually the terms and conditions on which such services are provided. During the year ended December 31, 1997, TRG paid the Management Company an aggregate of $419,982 for such services.

  COST SHARING ARRANGEMENT WITH MANAGEMENT COMPANY. The Company manages, leases and develops its own properties under employee and cost sharing arrangements with the Management Company. TRG owns 93% of the voting common stock of the Management Company, and the Company, directly and through its investment in Regency Centers, L.P., owns 100% of the Management Company's non-voting preferred stock and 7% of its voting common stock. The cost sharing arrangements are based on allocations of management time and general overhead made on an arm's-length basis and in compliance with applicable regulations of the Internal Revenue Service. All such cost sharing arrangements must be reviewed annually by the Audit Committee of the Board of Directors, and any changes in such arrangements must be approved by a majority of the Company's independent Directors. Under generally accepted accounting principles, all items of income and expense of the Management Company are consolidated with the Company and included in the Company's financial statements, net of inter-company transactions.

  LIMITED PARTNERSHIP AGREEMENT WITH WLD ENTERPRISES, INC. The Company, through its former subsidiary RRC JV One, Inc., is a party to a limited partnership with WLD Realty, Ltd. known as Regency Ocean East Partnership, Ltd. in which Regency
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Centers, L.P., a limited partnership controlled by the Company, as general partner, owns a twenty-five percent (25%) interest and WLD Realty, Ltd., as limited partner, owns a seventy-five percent (75%) interest. Douglas S. Luke, a Director of the Company, is President and Chief Executive Officer of WLD Enterprises, Inc. ("WLD"), an affiliate of WLD Realty, Ltd., and also owns a 3.85% interest in WLD Realty, Ltd. The purpose of the partnership is to operate Ocean East, a Florida shopping center. Each partner has contributed their pro rata share of capital to the partnership. Future distributions from the operations of the shopping center will be made pro rata until each partner has achieved a cumulative internal rate of return of 12%, then distributions will be 50% to each partner. In the event of sale or refinancing, distributions to each partner after return of capital will be pro rata and after an IRR of 18% will be 50% to each partner. In the opinion of the Board of Directors, the terms of the partnership agreement are at least as favorable as those that could be obtained from entering into a partnership with an unrelated party.

  CONSULTING SERVICES FROM SC-USREALTY AFFILIATE. SC-USREALTY Investment Research, Inc.("SCII"), an affiliate of SC-USREALTY, provides consulting services from time to time on an as-needed basis to the various entities in which SC-USREALTY has invested. During the year ended December 31, 1997, the Company paid consulting fees of $95,000 to SCII related to due diligence assistance in connection with its acquisition of assets from Branch.

  OTHER. Richard W. Stein, a Director and the son and brother, respectively, of Joan W. Stein, a Director, and Martin E. Stein, Jr., the Company's Chairman and a Director, is President and Chief Executive Officer, and a Director of Palmer & Cay/Carswell, Inc., an independent insurance agency. During the year ended December 31, 1997, the Company obtained insurance through Palmer & Cay/Carswell for which Palmer & Cay/Carswell received commissions in the aggregate amount of approximately $114,000.